Exhibit 99.3

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

For the period ended August 31, 2013

October 15, 2013

This interim Management’s Discussion and Analysis (“MD&A”) of Lorus Therapeutics Inc. (“Lorus”, the “Company”, “we”, “us” and similar expressions) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended August 31, 2013 and 2012.  The August 31, 2013 interim financial statements and additional information about the Company, including the annual audited financial statements and MD&A for the year ended May 31, 2013, and the most recent Annual Information Form can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	the Company’s plans, strategies and objectives, and the anticipated opportunities and challenges for the Company in fiscal 2014, including the strategic alternatives being explored, as announced on September 12, 2013;
•	our business strategy;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our plans to secure strategic partnerships to assist in the further development of our product candidates;
•	our plans to conduct clinical trials and pre-clinical programs;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	the outcome of the strategic review announced on September 12, 2013;
•	our ability to continue as a going concern;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our lack of product revenues and history of operating losses;
•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	the regulatory approval process;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of obligations towards a predecessor of the Company and its directors, officers and employees in respect of a reorganization of the Company that occurred in 2007;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the U.S. Securities Exchange Commission, and those which are discussed under the heading “Risk Factors” in this document.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this management’s discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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strategic review process

On September 12, 2013, the Company announced that its Board of Directors had formed a special committee composed of independent directors to review strategic alternatives available to the Company. This review is designed to secure the long-term financial and operational sustainability of Lorus with a view to enhancing shareholder value. The special committee is composed of Dr. Denis Burger, Mr. Warren Whitehead, and Dr. Jim Wright.

Lorus has been approached by several parties and has a number of options under review. The Board of Directors believes that it is prudent to carefully evaluate the strategic alternatives available to the Company and to determine the best path forward for unlocking the value of Lorus’ assets. These alternatives could include, among others, merger, sale, strategic partnerships or alliances.

On September 26, 2013, Lorus announced that it had completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand to maintain the research and development activities of the Company while the special committee continues to review strategic alternatives available to the Company. An additional $150 thousand was raised subsequently under unsecured non-convertible loans for the same purpose.

On October 11, 2013, Lorus announced that it had applied to the Ontario Superior Court of Justice to extend the time for Lorus to call the next annual meeting of its shareholders (the “AGM”) to March 31, 2014. Lorus had originally intended to hold its Annual General Meeting before November 30, 2013. However, as Lorus advances in its previously announced strategic review process, management has come to believe that such process may result in the requirement to present one or more matters to shareholders for approval. Therefore, with a view to avoiding an unnecessary duplication of expenses, Lorus requested court approval to delay the holding of its AGM.

The Company has not established a definitive timeline to complete its review and there can be no assurance that this review process will result in any transaction. The Company does not currently intend to disclose further developments with respect to this process, unless and until its Board of Directors approves a specific transaction or otherwise concludes the review of strategic alternatives or determines that disclosure is required or appropriate.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment. We plan to continue our development programs from internal resources as they are available but, as announced on September 12, 2013 and described in “Strategic Review Process”, we have formed a special committee composed of independent directors to review strategic alternatives available to the Company. This review is designed to secure the long-term financial and operational sustainability of Lorus with a view to enhancing shareholder value. These alternatives could include, among others, merger, sale, strategic partnerships or alliances and equity or debt financings.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

There is substantial doubt about the Company’s ability to continue as a going concern because management has forecasted that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained. Management believes that it will complete one or more arrangements that are being reviewed by the special committee of independent directors in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that any of these alternatives will materialize or that capital will be available as necessary to meet continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

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The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

This MD&A is prepared as of October 15, 2013. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three months ended August 31, 2013 which are incorporated by reference herein and form an integral part of this MD&A.

Cash Position

At August 31, 2013, we had cash and cash equivalents of $599 thousand compared to $653 thousand at May 31, 2013. Subsequent to the quarter end in September 2013, we raised $750 thousand in gross proceeds through a private placement and loans (both described under Subsequent Events). We invest in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash, cash equivalents and other current assets less current liabilities) at August 31, 2013 was negative $1.7 million (May 31, 2013 - negative $798 thousand).

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. It is expected that negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development. A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and improved patient quality of life lies in drugs that are not only effective with minimal side effects, but also approach the treatment of cancer in novel ways through drugs that offer a unique mechanism of action. Many drugs currently approved for the treatment and management of cancer are toxic with often limiting side effects, especially when used in combination. We therefore believe that a product development plan based on novel, effective drugs with minimal potential for toxicity alone or in combination will have broad applications in cancer treatment.

As announced on September 12, 2013 and described under “Strategic Review Process”. the Company is currently undergoing a review of its strategic alternatives. This review is designed to secure the long-term financial and operational sustainability of Lorus. These alternatives could include, among others, merger, sale, strategic partnerships or alliances and equity or debt financings.

Our net loss for the three months ended August 31, 2012 was $1.1 million ($0.03 per share) compared with $1.3 million ($0.03 per share) during the same period in fiscal 2013. The decrease in net loss is due to lower research and development costs of $43 thousand associated with the wind down of the LOR-253 Phase I clinical trial as well as lower general and administrative expenses of $154 thousand due to overall reduced spending in order to conserve our cash available as well as lower legal and accounting fees and a recovery of deferred share unit costs in the current year compared with an expense in the prior year.

We utilized cash of $933 thousand in our operating activities in the three months ended August 31, 2013 compared with $1.6 million in the same period in the prior year. The decrease in cash used in operating activities during the quarter is primarily related to a decrease in expenditures in the current quarter and the repayment of outstanding accounts payable and accrual balances in the prior year quarter.

At August 31, 2013, we had cash and cash equivalents of $599 thousand compared to $653 thousand at May 31, 2013.

RESULTS OF OPERATIONS

Research and Development

Research and development expenses totaled $615 thousand in the three months ended August 31, 2013 compared to $658 thousand during the same period in the prior year. Research and development costs consist of the following:

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Three months ended August 31,

	2013	2012

Program costs	$578	$623
Stock based compensation	33	27
Depreciation of equipment	4	8
Total	$615	$658

Program costs by program:
Small molecules:	$490	$521
Immunotherapy	88	102
Total	$578	$623

The decrease in research and development costs during the three months ended August 31, 2013 compared with the prior year is due to the wrap up of our LOR-253 Phase I clinical trial in the current quarter as well as overall cost reductions as we work to conserve our cash resources.

General and Administrative

General and administrative expenses totaled $451 thousand for the three months ended August 31, 2013 compared to $605 thousand in the same period in the prior year.

Three months ended August 31,

	2013	2012

General and administrative excluding salaries	$255	$336
Salaries	141	194
Stock based compensation	55	73
Depreciation of equipment	─	2
Total	$451	$605

General and administrative costs have decreased in the current quarter due primarily to overall cost reductions as we try to conserve our cash resources as well as reduced legal and accounting fees in the current year. Salary costs in the current year are lower due to a recovery of deferred share unit costs compared with an expense in the same period in the prior year. The deferred share unit liability is ‘marked to market’ resulting in a recovery or expense depending on the share price of the Company.

Finance Expense

Finance expense for the three months ended August 31, 2013 was $36 thousand compared with $6 thousand for the three months ended August 31, 2012. Finance expense for the three months ended August 31, 2013 relates to interest expense of $18 thousand accrued at a rate of 10% on the promissory notes issued in June 2013 as described below as well as accretion expense associated with the warrants and issue costs incurred on the promissory note financing which are being accreted using the effective interest rate method.

Finance expense for the quarter ended August 31, 2012 relates to interest accrued at a rate of 10% on the related party promissory notes described below and repaid in June 2012.

Finance Income

Finance income totaled $1 thousand in the three months ended August 31, 2013 compared to $6 thousand in the same period in the prior year. Finance income represents interest earned on our cash and cash equivalent balances.

Net loss for the period

For the reasons discussed above, our net loss for the three months ended August 31, 2013 decreased to $1.1 million ($.03 per share) compared to $1.3 million ($0.03 per share) in the same period in the prior year.

promissory notes and warrants

During the three months ended August 31, 2013 the Company completed a private placement private placement of units at a price of $1,000 per unit, for aggregate gross proceeds of $918 thousand.

Certain related parties participated in the transaction. Directors and officers acquired $68 thousand of the promissory notes. A company related to a director of the Company acquired $250 thousand of the promissory notes and an investor which holds more than 10% of the common shares of the Company and the ability to acquire control of more than 20% of the Company acquired $100 thousand of the promissory notes.

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The promissory notes contain a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value was allocated to the warrants. Subsequent to initial recognition, the notes will be recorded at amortized cost using the effective interest rate method.

The Company incurred costs associated with the financing of $23 thousand. These costs will be amortized using the effective interest rate method over the 12 month life of the notes.

	Three months ended	Three months ended
	August 31, 2013	August 31, 2012

Promissory Notes	$918	$	─
Less: Equity component of notes	(75)		─
Less: Issue costs	(23)
Accretion in carrying value of notes	820 19		─
Balance, end of period	$839	$	─

warrant expiry

Broker warrants with a value of $25 thousand expired unexercised in August 2013. The impact of the expiry was a reclassification of the amount from Warrants to Contributed Surplus.

subsequent events

On September 26, 2013 the Company closed a private placement of $600 thousand in convertible promissory notes. The notes bear interest at a rate of 10%, are convertible into common shares of Lorus at a price of $0,30 per common share and are due September 26, 2015.

On September 30, 2013 an additional $150 thousand raised by way of unsecured non-convertible loans. These loans bear interest at a rate of 10% and are due September 30, 2015.

Certain related parties participated in the convertible promissory notes transaction. A company related to a director of the Company acquired $100 thousand of the promissory notes and two investors which each hold more than 10% of the common shares of the Company and the ability to acquire control of more than 20% of the Company acquired $150 thousand and $113 thousand of the promissory notes.

The proceeds from such financings will be used to maintain the research and development activities of the Company while the special committee composed of independent directors of Lorus continues to review strategic alternatives available to the Company.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures in the fiscal 2013 quarters increased over the same quarters in the prior year due to increased activity in each of our key programs. Expenditures were particularly low in the quarter ended May 31, 2012 due to investment tax credits earned as well as a hold on many activities as we awaited additional financing which was secured in June 2012. Research and development expenditures are lower in the quarter ended August 31, 2013 as the LOR-253 Phase I clinical trial wrapped up and we delayed costs associated with our other programs in order to stretch our cash resources.

The increased general and administrative costs in the quarter ended November 30, 2011 was due to stock option grants and cancellations during the quarter which resulted in higher than normal option expense. Increased spending in the three months ended November 30, 2012 was due to increase legal costs associated with licensing activities. General and administrative expenses are lower in the last three quarters due to the reduction of previously recorded Deferred Share Unit (“DSU”) expense. The DSU is ‘marked to market’ and as our share price declined during the last three quarters so did the associated liability resulting in a reduction of expense.

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Cash used in operating activities fluctuates significantly due primarily to timing of payments and increases and decreases in the accounts payables and accrued liabilities balances. The lower use of cash in the quarter ended May 31, 2012 was due to delaying payments which resulted in an increase in accounts payable and accrued liabilities balances as we waited for the June 2012 private placement to close. A subsequent use of cash can be seen in the quarter ended August 31, 2012 as these balances were reduced. Again cash used in operating activities in the quarter ended May 31, 2013 was lower as we delayed making payments to suppliers until the June 2013 private placement was completed.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(Amounts in 000’s except for per common share data)	Aug 31, 2013	May 31, 2013	Feb 28, 2013	Nov 30, 2012	Aug 31, 2012	May 31, 2012	Feb 29, 2012	Nov 30, 2011

Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―
Research and development expense	615	860	889	910	658	391	543	648
General and administrative expense	451	462	491	714	605	605	479	811
Net loss	(1,101)	(1,318)	(1,371)	(1,613)	(1,263)	(1,013)	(1,023)	(1,457)
Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.03)	$(0.04)	$(0.03)	$(0.05)	$(0.05)	$(0.07)
Cash (used in) operating activities	$(933)	$(904)	$(1,273)	$(1,336)	$(1,576)	$(400)	$(1,040)	$(811)

Contractual Obligations and Off-Balance Sheet Financing

We have entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial. These contracts could result in future payment commitments of approximately $1.5 million. Of this amount, $763 thousand has been paid and $292 thousand has been accrued at August 31, 2013 (May 31, 2013 - $740 thousand paid and $253 thousand accrued). The payments are based on services performed and amounts may be higher or lower based on actual services performed.

On November 27, 2012 we announced that we had entered into a collaboration agreement with Cancer Research UK for the future development of immunotherapy IL-17E. Under this collaboration agreement Lorus has committed to provide sufficient quantity of the drug IL-17E, for no cash consideration, to be used by Cancer Research UK in pre-clinical toxicology studies and should those studies be successful, a Phase I clinical trial. It is expected that this will result in costs of approximately $4 million over a two year period. We have not yet entered into any contracts related to the drug manufacturing.

related party transactions

Please refer to the sections titles ‘Promissory Notes and Warrants’ and ‘Subsequent Events’ for disclosures related to related party transactions.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Capital Risk Management

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements.

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While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2013, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for more than the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks should be realized, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our MD&A for the year ended May 31, 2013 for a complete discussion of risks and uncertainties.

•	On September 12, 201, the Company announced that its Board of Directors had formed a special committee composed of independent directors to review strategic alternatives available to the Company. This review is designed to secure the long-term financial and operational sustainability of Lorus with a view to enhancing shareholder value. These alternatives could include, among others, merger, sale, strategic partnerships or alliances. The Company has not established a definitive timeline to complete its review and there can be no assurance that this review process will result in any transaction.
•	We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products.
•	Our ability to continue as a going concern.
•	We need to raise additional capital. The cash and cash equivalents on hand are not sufficient to execute our operating strategies for the next twelve months and we may not be able to raise sufficient funds to continue operations.
•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•	There is no assurance that an active trading market in our common shares will be sustained.
•	Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.
•	As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.
•	We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.
•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Financial instruments

We have classified our financial instruments as follows:

	As at	As at
	August 31, 2013	May 31, 2013

Financial assets
Cash and cash equivalents, consisting of high interest savings accounts measured at fair value through loss or profit	599	653
Financial liabilities
Accounts payable, measured at amortized cost	665	713
Accrued liabilities, measured at amortized cost	1,196	1,103
Promissory note payable, measured at amortized cost	839	─

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At August 31, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. Refer to note 2(b) of the financial statements for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At August 31, 2013, U.S. dollar denominated accounts payable and accrued liabilities amounted to $406 thousand (May 31, 2013 - $448 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $41thousand (May 31, 2013 - $45 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company has issued deferred share units. These units represent a cash liability to the Company which fluctuates with the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at August 31, 2013 the Company had issued 780,000 (May 31, 2013 - 780,000) deferred share units and at August 31, 2013 that represents a cash liability of $140 thousand (May 31, 2013 - $172 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $14 thousand (May 31, 2013 - $17 thousand).

The Company does not invest in equity instruments of other corporations.

Capital management

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three months ended August 31, 2013.

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Evaluation of DISCLOSURE CONTROLS AND INTERNAL CONTROLS

Management, including the Chief Executive Officer and the Acting Chief Financial Officer, has evaluated the design and effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of August 31, 2013. Management has concluded that, as of August 31, 2013, the Company’s disclosure controls and internal controls are designed and operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiary would be made known to them, particularly during the period in which the annual filings were being prepared.

It should be noted that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting that occurred during the quarter ended August 31, 2013 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

UPDATED SHARE INFORMATION

As at October 15, 2013, the Company had 42.3 million common shares issued and outstanding. In addition there were 3.4 million common shares issuable upon the exercise of outstanding stock options, 780 thousand deferred share units which may be redeemed for common shares of the Company and a total of 28 million common shares issuable upon the exercise of common share purchase warrants. Of these warrants 5.1 million are priced at $0.45 and expire in August 2016, 22 million are priced at $0.45 and expire in June 2014 and 918 thousand are priced at $0.25 and expire in June 2015. In September 2013 we issued $600 thousand in convertible promissory notes which could be converted at a price of $0.30 into 2 million common shares of Lorus.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2013 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

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